Mealthy, Inc.

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
40000 Sales	
41000 Amazon US Sales	0.00
41000-1 Multipot - 6 Quart	2,218,637.61
41000-2 Multipot - 8 Quart	550,836.95
41000-3 Hand Blender	377,622.17
41000-4 Spiralizer	4,519.59
41000-5 CrispLid	1,406,216.55
41000-6 Stainless Steel Fry Pan	12,392.12
41000-7 Non Stick Fry Pan	9,823.85
41000-8 Glass Kettle	84,288.60
41000-9 Misc Products	81,362.53
41000-b Rebates	-90,108.32
41000-c Returns	-250,625.80
41000-d Shipping Revenue	72,302.02
Total 41000 Amazon US Sales	**4,477,267.87**
42000 Amazon CA Sales	0.00
42000-1 MultiPot - 6 Quart	101.28
42000-2 Hand Blender	515.14
42000-4 CrispLid	150,456.71
42000-5 Stainless Steel Fry Pan	30.35
42000-6 Non Stick Fry Pan	58.03
42000-7 Misc Products	56.69
42000-8 Rebates	-2,134.52
42000-9 Returns	-4,320.03
42000-a Shipping Revenue	3,206.45
Total 42000 Amazon CA Sales	**147,970.10**
43000 Website/Shopify Sales	0.00
43000-1 Multipot - 6 Quart	47,124.47
43000-2 Multipot - 8 Quart	35,700.45
43000-3 Hand Blender	11,478.53
43000-4 Spiralizer	-86.95
43000-5 CrispLid	457,761.50
43000-6 SS Fry Pan	2,916.75
43000-7 Non-Stick Fry Pan	5,349.45
43000-8 Glass Kettle	1,272.65
43000-9 Misc Products	22,299.03
43000-b Shopify Rebates	-23,162.48
43000-c Shopify Returns	-16,703.96
43000-d Shopify Shipping	37,271.62
Total 43000 Website/Shopify Sales	**581,221.06**

	TOTAL
44000 Amazon UK Sales	0.00
44000-1 MultiPot - 6 Quart	1,041.15
44000-2 CrispLid	27,341.91
44000-3 Rebates	-185.68
44000-4 Shipping Revenue	806.15
44000-5 Returns	-1,015.36
Total 44000 Amazon UK Sales	**27,988.17**
45000 Wholesale Sales	
45000-1 Multipot - 6 Quart	361,281.00
45000-3 MultiPot - 3 Qt	79,900.00
45000-6 CrispLid	35,458.00
45000-a Misc Products	12,667.00
Total 45000 Wholesale Sales	**489,306.00**
47000 Retail Distributor Sales	
47000-1 MultiPot 6 Qt	1,119.00
47000-2 MultiPot 8 Qt	1,232.00
47000-4 CrispLid	13,221.13
47000-9 Misc Products	13.50
47000-a Damages/Defects	-208.88
47000-b Returns/Refunds	-479.67
Total 47000 Retail Distributor Sales	**14,897.08**
Total 40000 Sales	**5,738,650.28**
Sales of Product Income	0.00
Total Income	**$5,738,650.28**
Cost of Goods Sold	
50000 Cost of Goods Sold	0.00
51000 Cost of Goods Sold	0.00
51100 Cost of Goods Sold Amazon	0.00
51100-1 Amazon US Product Cost	1,734,613.05
51100-2 Freight - Amazon	472,939.85
51100-3 Amazon CAD Product Cost	50,296.65
51100-4 Amazon UK Product Cost	6,983.36
Total 51100 Cost of Goods Sold Amazon	**2,264,832.91**
51200 Cost of Goods Sold Website	216,606.02
51300 Cost of Goods Sold Wholesale	386,356.18
51400 Cost of Goods Sold Retailers	8,115.60
Total 51000 Cost of Goods Sold	**2,875,910.71**

Mealthy, Inc.

PROFIT AND LOSS

January - December 2019

	TOTAL
52000 Replacements	46,320.24
53000 Inventory Shrinkage	29,762.72
54000 Freight	99,777.84
Total 50000 Cost of Goods Sold	**3,051,771.51**
Total Cost of Goods Sold	**$3,051,771.51**
GROSS PROFIT	**$2,686,878.77**
Expenses	
60000 Operating Expenses	
60100 Advertising & Marketing	
60110 Advertising	
60110-1 Amazon Ads	365,214.25
60110-2 Facebook Ads	5,303.27
60110-3 Google Ads	584.86
60110-6 Advertising - Other	383.61
Total 60110 Advertising	**371,485.99**
60120 Sales & Marketing	
60120-1 Marketing Contractors	241,046.34
60120-2 Public Relations	12,500.00
60120-3 Tradeshow & Events	70,969.82
60120-4 Video/Photo Services	19,132.00
60120-5 Marketing - Other	37,536.12
60120-6 Referrals	43,819.44
60120-7 Marketing - Blog	8,360.01
60120-9 Samples/Giveaways	17,826.52
60120-a Sales Commission	2,612.37
Total 60120 Sales & Marketing	**453,802.62**
Total 60100 Advertising & Marketing	**825,288.61**
60700 Research & Development	
60710 Product Development	243,252.40
60720 Recipe Development	64,152.16
60730 App Development	113,300.00
60740 Website Development	186,621.43
60760 R&D Supplies	11,835.08
Total 60700 Research & Development	**619,161.07**
61000 Personnel	
61600 Contractors	488,845.80
Total 61000 Personnel	**488,845.80**

Mealthy, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
62000 Travel & Entertainment	
62110 Meals & Entertainment	753.24
62120 Travel	25,543.65
Total 62000 Travel & Entertainment	**26,296.89**
65000 Office/General Administrative Expenses	
65010 Legal Fees	25,067.05
65020 Insurance	
65020-1 General Insurance	19,300.01
65020-3 Insurance - Other	272.55
Total 65020 Insurance	**19,572.56**
65060 Bank Charges & Fees	
65060-1 Bank Charges	3,367.37
65060-2 PayPal Fees	10,056.41
Total 65060 Bank Charges & Fees	**13,423.78**
65070 Bad Debt	36,200.00
65100 Finance & Admin	
65120 Accounting	50,530.00
65130 Finance	66,200.00
65140 Finance & Admin - Other	4,367.62
65150 Tax Services	26,889.88
Total 65100 Finance & Admin	**147,987.50**
65320 Tech Fees	
65320-2 SaaS	59,066.84
65320-4 Retailer Set-Up Fees/Software	10,776.80
Total 65320 Tech Fees	**69,843.64**
65410 Shipping, Freight & Delivery	263,022.36
65420 Office Expense	5,416.15
65430 Office Supplies	247.78
65500 Rent & Lease	
65500-1 Rent	59,575.30
65500-2 Warehouse Rent	17,390.41
Total 65500 Rent & Lease	**76,965.71**
65530 Utilities	562.79
65540 Telephone & Internet	14,946.96
65915 Licenses & Fees	8,143.56
65916 Gifts	14,313.73
65917 Charitable Contributions	91.08
Total 65000 Office/General Administrative Expenses	**695,804.65**

Mealthy, Inc.

PROFIT AND LOSS

January - December 2019

	TOTAL
68000 Website Selling Fees	
68000-1 Amazon FBA Fees	861,459.16
68000-2 Amazon Fees - Other	51,671.26
68000-3 Amazon Selling Fees	767,190.36
68000-4 Shopify Selling Fees	6,409.14
68000-5 Fulfillment Services - Other	21,218.19
68000-6 Amazon CAD FBA Fees	50,769.76
68000-7 Amazon UK FBA Fees	11,836.83
Total 68000 Website Selling Fees	**1,770,554.70**
Total 60000 Operating Expenses	**4,425,951.72**
83000 Misc Expenses	
83250 Other Business Taxes	-5,322.40
Total 83000 Misc Expenses	**-5,322.40**
Total Expenses	**$4,420,629.32**
NET OPERATING INCOME	$ -1,733,750.55
Other Income	
86000 Interest Income	57.89
Total Other Income	**$57.89**
Other Expenses	
Unrealized Gain or Loss	0.00
83300 Exchange Rate Adjustment	579.08
88000 Interest Paid	26,480.70
Total Other Expenses	**$27,059.78**
NET OTHER INCOME	$ -27,001.89
NET INCOME	$ -1,760,752.44